PSA PEUGEOT CITROËN

Direction Finance, Contrôle, Performance



SEC MAIL PROCESSING
RECEIVED
2006
SECTION





06013229

United States Securities and
Exchange Commission
100F Street, NE
WASHINGTON, DC 20549
United States of America

PROCESSED
MAY 11 2006
THOMSON
FINANCIAL

April 28, 2006

File N° 82 – 3531

SUPPL

Re: Disclosure Materials Provided by Peugeot S.A. Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Please find attached disclosure materials for **File No. 82-3531** :

- Press release dated April 27, 2006: "PSA Peugeot Citroën – 2006 First Quarter Sales and Revenue"

Peugeot S.A. is providing these documents to you pursuant to its obligations under Rule 12g3-2(b)(1)(i).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours

Valérie MAGLOIRE
Head of Investor Relations Department
Tel. + 33 1 40 66 54 59
e-mail : valerie.magloire@mpsa.com



Paris – April 27, 2006

PSA PEUGEOT CITROËN

First Quarter Consolidated Sales and Revenue Up 2.4%
To €14.0 Billion

Firm resilience in Europe and strong growth in international markets
in line with 2006 objectives

Consolidated sales and revenue for the first three months of 2006 amounted to €13,963 million, a 2.4% increase from the €13,635 million reported in first-quarter 2005.

Automobile Division sales and revenue were virtually unchanged for the period, easing just 0.3% to €10,979 million from €11,017 million.

In Western Europe, first-quarter unit sales (as measured by vehicles invoiced to dealers) rose by 1.2% to 586,800 units. In a market where demand for passenger cars and light commercial vehicles rose by 3.7%, Peugeot and Citroën registrations increased by 0.9%. This gave the Group a market share of 14.4%, compared with 14.8% a year earlier and up from 14.0% in second-half 2005.

Unit sales have therefore returned to growth in Western Europe, even before the market launch of the Peugeot 207. Production of the 207 is ramping up as forecast. A total of 1,400 cars a day are rolling off the lines at the plants in Poissy, France and Madrid, Spain, with production soon scheduled to begin at the Trnava, Slovakia facility. The market has already responded very favorably to the new model, which went on sale in France and Switzerland on April 6.

Outside Western Europe, sales of assembled vehicles rose by a sharp 20.9% to 184,100 units, representing faster growth than in the past two years.

In Central and Eastern Europe and Turkey, sales rose by 17.7% to 49,500 units, driving an improvement in market share.

Sales in Latin America surged 40.1% to 54,200 units in a fast growing market. In Argentina, sales increased by 30.6% to 16,700 units in a market up 24.4%, while in Brazil sales rose 64.9% to 25,200 units in a market up 13.6%.

DFCP – Communication Financière 75 avenue de la Grande Armée 75116 Paris
Phone: +33 (0)1 40 66 37 60 Fax: +33 (0)1 40 66 51 99 www.psa-peugeot-citroen.com

Sales in China climbed 32.0% to 43,700 units for a market share of 4.4% in the first quarter, which saw the market launch of the Peugeot 206 and the presentation of the C-Triomphe. In early April, the Group announced that it was stepping up development in China by doubling capacity at the Wuhan plant, looking for a new plant location and strengthening Dongfeng Peugeot Citroën Automobiles' product plan.

Sales of CKD units fell 43.3% to 51,000. They accounted for 1.4% of Automobile Division sales and revenue.

Banque PSA Finance reported revenue of €431 million, versus €406 million in the year-earlier period. The first quarter confirmed the bank's sustained strong performance, with further growth in the loan book (€22.0 billion at March 31, 2006, up 5.8%), originations (225,100 new loans, up 8.5%) and the penetration rate (26.2% versus 24.6% in first-quarter 2005).

Gefco revenue was up 13.3%, at €814 million versus €718 million in the first three months of 2005. Business with PSA Peugeot Citroën rose by 11.5% during the period, reflecting growth in the Group's international sales. Revenue from non-Group customers increased by 16.5%, led by Gefco's effective marketing drive and the fast growth in international trade.

Faurecia reported first-quarter sales of €2,908 million, versus €2,616 million in the year earlier period, an increase of 11.2% as reported and of 3.4% excluding monolith sales and the currency effect. Sales to non-Group customers were up 15%, reflecting market share gains and expansion outside Europe.

CONSOLIDATED SALES AND REVENUE

(in millions of euros)	March 31, 2006	March 31, 2005	% change
Automobile Division	10,979	11,017	-0.3%
Banque PSA Finance	431	406	+6.2%
Gefco	814	718	+13.3%
Faurecia	2,908	2,616	+11.2%
Other businesses	164	156	+5.3%
Intra-company sales	(1,333)	(1,278)	
Total PSA Peugeot Citroën	13,963	13,635	+2.4%

WORLDWIDE AUTOMOBILE SALES

(in units) *	3 month 2006	3 month 2005	% change
Western Europe	586,800	579,900	+1.2%
Peugeot	299,100	295,400	+1.3%
Citroën	287,700	284,500	+1.1%
Of which France	179,500	179,400	=
Peugeot	97,500	93,400	+4.4%
Citroën	82,000	86,000	-4.7%
Rest of World	235,100	242,300	-3.0%
Peugeot	158,700	178,500	-11.1%
Citroën	76,400	63,800	+19.8%
Total Sales	821,800	822,200	=
Peugeot	457,800	473,900	-3.4%
Citroën	364,000	348,300	+4.5%
Of which passenger cars	716,900	723,300	-0.9%
Peugeot	405,800	426,700	-4.9%
Citroën	311,100	296,600	+4.9%
light commercial vehicles	104,900	98,900	+6.1%
Peugeot	52,000	47,200	+10.1%
Citroën	52,900	51,700	+2.4%

* Assembled vehicles, disassembled components and CKD units

WORLDWIDE SALES BY MODEL

(passenger cars and LCVs)	3 month 2006	3 month 2005	% change
Peugeot Marque			
107	24,400	-	-
1007	10,700	400	-
206	158,000	159,200	-0.8%
Western Europe	88,700	106,000	-16.4%
Outside Western Europe	69,300	53,200	+30.3%
207	5,700	-	-
307	116,200	114,200	+1.7%
405	25,900	71,300	-63.7%
407	50,600	63,900	-20.8%
607	2,700	5,900	-53.5%
807	6,300	6,100	+3.2%
Expert	8,400	7,700	+9.0%
Partner	36,000	32,900	+9.3%
Boxer	12,000	10,000	+20.0%
Others	900	2,700	-
TOTAL	457,800	473,900	-3.4%
(of which diesel-powered versions)	213,600	224,900	-5.1%
	46.7%	47.5%	-
(of which passenger cars)	405,800	426,700	-4.9%
(of which light commercial vehicles)	52,000	47,200	+10.1%
Citroën Marque			
C1	21,000	-	-
C2	31,100	32,100	-3.1%
C3	77,900	73,400	+6.0%
ZX	27,200	20,400	+33.6%
Xsara	49,000	53,600	-8.6%
C4	57,000	65,700	-13.3%
Xantia	3,100	3,800	-20.0%
C5	18,800	24,100	-21.8%
C8	5,400	5,800	-6.1%
Dispatch (Jumpy)	8,800	8,700	+1.2%
C15	1,100	6,600	-83.1%
Berlingo	50,000	42,400	+18.0%
Relay (Jumper)	12,500	11,600	+7.6%
Others	1,100	100	-
TOTAL	364,000	348,300	+4.5%
(of which diesel-powered versions)	190,300	199,100	-4.4%
	52.3%	57.2%	-
(of which passenger cars)	311,100	296,600	+4.9%
(of which light commercial vehicles)	52,900	51,700	+2.4%
TOTAL PSA Peugeot Citroën Group	821,800	822,200	0,0
(of which diesel-powered versions)	403,900	424,000	-4.8%
	49.1%	51.6%	
(of which passenger cars)	716,900	723,300	-0.9%
(of which light commercial vehicles)	104,900	98,900	+6.1%